Filed by Horizon Medical Products, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Horizon Medical Products, Inc.

Subject Company’s Exchange Act

File No.: 001-15459

On June 29, 2004, Horizon Medical Products, Inc. issued the following press release related to the proposed merger with RITA Medical Systems, Inc.:

[Horizon Medical Products, Inc. Letterhead]

Horizon Medical Products, Inc. Establishes July 29 as the Date for

the 2004 Annual Meeting of Shareholders and Shareholder Vote

on Merger between Horizon and RITA Medical Systems, Inc.

ATLANTA—(BUSINESS WIRE)—June 29, 2004—Horizon Medical Products, Inc. (AMEX: HMP) today announced that its 2004 Annual Meeting of Shareholders will be held at 1 p.m. Eastern Time on Thursday, July 29, 2004. The meeting will be held at the offices of King & Spalding LLP, located at 191 Peachtree Street, N.E., Atlanta, Georgia 30303, and all Horizon shareholders are invited to attend the meeting.

At the annual meeting, Horizon’s shareholders will vote on a proposal to approve the previously-announced merger between Horizon and RITA Medical Systems, Inc. (Nasdaq: RITA) pursuant to a merger agreement between the parties entered into on May 12, 2004. Approval of the merger by at least a majority of the outstanding shares of Horizon’s common stock is a condition to the closing of the merger. Certain shareholders of Horizon have signed voting agreements covering approximately 53% of the outstanding shares of Horizon’s common stock in favor of the transaction. The merger is expected to close on the date of the Horizon annual meeting, pending approval of the merger agreement by Horizon’s shareholders, approval by RITA’s stockholders of the issuance of shares of RITA common stock pursuant to the merger agreement and satisfaction of other conditions to the closing of the merger. RITA’s 2004 annual meeting of stockholders will be held at 10 a.m. Pacific Time on Thursday, July 29, 2004.

Also at the annual meeting, Horizon’s shareholders will vote on the election of seven nominees to Horizon’s board of directors and the ratification of Horizon’s independent registered public accountants for the 2004 fiscal year. Approval of these other annual meeting matters is not a condition to the merger and if the merger is completed, these annual meeting matters will, as a result, be superseded. Only holders of Horizon common stock at the close of business on the record date, June 23, 2004, are entitled to vote at the Horizon annual meeting.

Additional Information About the Merger and Where to Find It

In connection with RITA Medical Systems, Inc.’s proposed merger with Horizon Medical Products, Inc., RITA has filed with the Securities and Exchange Commission (“SEC”) a

Registration Statement on Form S-4 that includes a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger.

INVESTORS AND SECURITY HOLDERS OF RITA MEDICAL SYSTEMS AND HORIZON MEDICAL PRODUCTS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT RITA MEDICAL SYSTEMS, HORIZON MEDICAL PRODUCTS AND THE MERGER.

The joint proxy statement/prospectus and other relevant materials and any other documents filed by RITA or Horizon with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by RITA Medical Systems by directing a request to: RITA Medical Systems, Inc., 967 North Shoreline Blvd., Mountain View, California, 94043, Attn: Don Stewart. Investors may obtain free copies of the documents (when they become available) filed with the SEC by Horizon Medical Products by directing a request to: Horizon Medical Products, Inc., One Horizon Way, Manchester, Georgia 31816, Attn: Robert Wenzel.

RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of RITA Medical Systems and Horizon Medical Products in favor of the merger. Information about the executive officers and directors of RITA Medical Systems and their ownership of RITA Medical Systems common stock is set forth in the RITA Medical Systems Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Information about the executive officers and directors of Horizon Medical Products and their ownership of Horizon Medical Products common stock is set forth in the Horizon Medical Products Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

About Horizon Medical Products, Inc.

Horizon Medical Products, Inc., headquartered in Atlanta, is a world leader in the design, development, manufacture and sale of technologically advanced, high value-added, percutaneous vascular and spinal access systems. Horizon’s oncology product lines include implantable ports, some of which feature its proprietary VTX® technology; tunneled central venous catheters; and stem-cell transplant catheters used primarily in cancer treatment protocols. Horizon also markets a complete line of acute and chronic dialysis catheters. In June 2003, Horizon gained exclusive U.S. rights to distribute Medtronic Inc.’s Hepatic Arterial Infusion (HAI) product line, including sales and case support of Medtronic’s IsoMed® Infusion System and related products. Its Internet address is www.hmpvascular.com.

About RITA Medical Systems, Inc.

RITA Medical Systems, Inc. develops, manufactures and markets innovative products for patients with solid cancerous or benign tumors. The proprietary RITA system uses radiofrequency energy to heat tissue to a high enough temperature to ablate it or cause cell death. While RITA’s current focus is on liver cancer and metastatic bone cancer, RITA believes that its minimally invasive technology may in the future be applied to other types of tumors, including tumors of the lung, breast, uterus, prostate and kidney. RITA has received regulatory clearance in major markets worldwide, including the United States. In March 2000, RITA became the first radiofrequency ablation company to receive specific FDA clearance for unresectable liver lesions in addition to its previous general FDA clearance for the ablation of soft tissue. In October 2002, RITA again became the first company to receive specific FDA clearance, this time, for the palliation of pain associated with metastatic lesions involving bone. RITA has sold nearly 60,000 of its disposable devices throughout the world.

Certain statements and information included herein may constitute “forward-looking statements” which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on current expectations and may be significantly impacted by certain risks and uncertainties described herein and various documents filed by Horizon with the U.S. Securities and Exchange Commission, including but not limited to Horizon’s Annual Report on Form 10-K for the year ended December 31, 2003 and Horizon’s Quarterly Reports on Form 10-Q. There can be no assurances that statements made in this press release relating to future events will be achieved. Horizon undertakes no obligations to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.